GENERAL GENOMICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
General Genomics, Inc.
Oklahoma City, Oklahoma

Management is responsible for the accompanying consolidated financial statement of General Genomics, Inc., which comprise of the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of income, consolidated statement of equity, and consolidated statement of cash flows for the year then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
April 30, 2023

GENERAL GENOMICS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	58,321
Accounts receivable		231,908
TOTAL CURRENT ASSETS		290,229
PROPERTY AND EQUIPMENT		
Property and equipment, net		7,024
OTHER ASSETS		
Software development		67,091
TOTAL ASSETS	$	364,344

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Common stock, see note 5		710
Additional paid-in capital		679,793
SAFE obligations		374,374
Accumulated deficit		(690,533)
TOTAL SHAREHOLDERS' EQUITY		364,344
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	364,344

See independent accountant's compilation report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Amortization and depreciation expense	**7,797**
General and administrative	**58,740**
Management fees	**65,282**
Professional fees	**6,881**
Research and development	**10,693**
TOTAL OPERATING EXPENSES	149,393
NET OPERATING INCOME/(LOSS)	(149,393)
NET INCOME (LOSS)	$ (149,393)

See independent accountant's compilation report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	70,999,999	$ 710	$ 679,793	$ 250,000	$ (541,140)	$ 389,363
Issuance of SAFE obligations	-	-	-	124,374	-	$ 124,374
Net loss	-	-	-	-	(149,393)	$ (149,393)
ENDING BALANCE, DECEMBER 31, 2021	70,999,999	$ 710	$ 679,793	$ 374,374	$ (690,533)	$ 364,344

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (149,393)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation expense	7,797
(Increase) decrease in assets:	
Accounts receivable	4,788
Prepaid expenses and other current assets	6,737
Increase (decrease) in liabilities:	
Accounts payable	(4,382)
CASH USED FOR OPERATING ACTIVITIES	(134,453)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of note payable - related party	(43,944)
Issuance of SAFE obligations	124,374
CASH PROVIDED BY FINANCING ACTIVITIES	80,430
NET INCREASE (DECREASE) IN CASH	(54,023)
CASH AT BEGINNING OF YEAR	112,344
CASH AT END OF YEAR	$ 58,321

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's compilation report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

General Genomics, Inc. was incorporated in the State of Delaware on April 9, 2020.

Curo46, LLC was registered in the State of Texas on July 31, 2020. Curo46, LLC is wholly owned and operated by General Genomics, Inc.

Pyxis, LLC was registered in the State of Texas on April 20, 2020. Pyxis, LLC is wholly owned and operated by General Genomics, Inc.

General Genetics, LLC was registered in the State of Texas on April 20, 2020. General Genetics, LLC is wholly owned and operated by General Genomics, Inc.

The Company created a software that will analyze an individual's health history to determine susceptibility of contracting Coronavirus (COVID-19). The Company developed a Proprietary Predictive Algorithm (PPA) that measures multiple variables at once to understand the possible relationships that exist.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of General Genomics, Inc., Curo46, LLC, Pyxis, LLC and General Genetics, LLC (collectively, the "Company). Curo46, LLC and Pyxis, LLC are fully owned by General Genomics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Curo46 platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020 and recorded $5,477 in amortization expense during the year ending December 31, 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and

1.   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, Texas and Oklahoma.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company's payments are generally collected upfront. For year ending December 31, 2021 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements (continued)
incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Property and Equipment</u>

Property and equipment consisted of the following as of December 31, 2021:

Property and equipment at cost:

Office Equipment	$	11,600
		11,600
Less: Accumulated depreciation		4,576
Total	$	7,024

4.   <u>Notes Payable – Related Party</u>

Since inception, shareholders of the Company have provided loans to the Company, valued at nil, as of December 31, 2021. Interest accrues at 0% per annum, and there are no minimum monthly payments and no maturity dates. Management repaid all the amounts due to related parties during 2021.

5.   <u>Equity</u>

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 80,000,000 shares of common stock, at a $0.00001 par value per share. As of December 31, 2021, 70,999,999 shares are issued and outstanding.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $379,374 as of December 31, 2021. The agreement state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever

5.   **Equity (continued)**

SAFE Obligations (continued)
calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $50,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

6.   **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through April 30, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.